Exhibit 99.1

QUIPT ANNOUNCES EXECUTION OF LOI TO ACQUIRE LEADER IN COMPREHENSIVE RESPIRATORY CARE WITHIN THE LONG-TERM CARE SETTING WITH APPROXIMATELY $14 MILLION IN ANNUALIZED REVENUE AND $1 MILLION IN NET INCOME

TARGET WOULD SERVE AS QUIPT’S ENTRANCE INTO COMPREHENSIVE RESPIRATORY CARE WITHIN THE LONG-TERM CARE SETTING, AND PROVIDE CROSS SELLING OPPORTUNITY

TARGET SERVICES SEVEN STATES, INCLUDING FOUR NEW STATES WITHIN QUIPT’S OPERATING FOOTPRINT, WITH 165 RESPIRATORY THERAPISTS

Cincinnati, Ohio – November 22, 2021 – Quipt Home Medical Corp. (“Quipt” or the “Company”) (NASDAQ:QIPT; TSXV:QIPT), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, is very pleased to announce that it has executed a non-binding letter of intent (the “LOI”) dated November 22, 2021 to acquire an arm’s length private respiratory care company servicing seven states throughout the U.S. reporting unaudited trailing 12-month annual revenues of approximately $14 million, $1 million in net income, and positive Adjusted EBITDA (defined below).

Acquisition Details

The target specializes in providing high-quality, comprehensive respiratory care to patients in the long-term care setting including ventilator management, equipment, oxygen and providing supplies. The target provides these facilities with not only the necessary clinical personnel, but also state-of-the-art respiratory tools and equipment, making it easy for them to care for patients with complex respiratory needs. The target also has a pulmonary rehabilitation service, which assists patients with an even wider variety of respiratory care issues. The target services facilities in seven states throughout the United States, four of which would be new states for Quipt. The target employs 165 remote respiratory therapists which would significantly bolster an already robust Quipt clinical team. With a mission that seeks to improve the patients’ health and quality of life by providing outstanding, compassionate respiratory care and unparalleled customer service, this target matches the same passionate mission that Quipt continues to employ.

The target represents a new vertical of business for Quipt, which would leverage the Company’s highly successful clinical respiratory care platform serving patients in the home, into the long-term care setting. Quipt anticipates purchasing power advantages to bring down the cost of respiratory equipment, and cross selling opportunities to service additional patient needs with complimentary equipment, and supplies. The target would expand Quipt’s reach, offerings, and allow for the Company to access more sales touch points, which the Company anticipates will have benefit to its current business.

According to the LOI, Quipt expects to close the acquisition for $5,000,000, plus a $500,000 earn out based on certain revenue targets, payable in cash, that would immediately be accretive to Quipt’s Adjusted EBITDA and net income. As part of the proposed acquisition the Company would not assume any long-term debt of the target. Closing of the acquisition is subject to final due diligence, final negotiation, and execution of a definitive purchase agreement, all closing conditions being satisfied or waived and all necessary approvals and is expected to occur within the next 90 days.

The acquisition would be expected to increase Quipt’s annual revenues by approximately $14 million and $1 million in net income before synergies. Leveraging existing infrastructure, Quipt would expect to achieve additional revenue generated from organic growth, cross selling, and corporate synergies.

Reiteration of Outlook for Calendar End 2022 (Fiscal Q1 2023)

Based on the current business, market trends and completed and prospective acquisitions, the Company is reiterating the guidance provided on November 16, 2021, for its run-rate revenue for end of calendar 2022 (fiscal Q1 2023) of $180-$190 million with $38-$43 million in Adjusted EBITDA.

Update on Debt Facility

In Fall of 2021, the Company had initiated steps to increase its $20 million credit facility to support the robust pipeline of acquisitions that it was building. The Company is now in the final stages of securing a commitment on increasing the debt facility to $100 million. The primary use of this facility is to fund large acquisitions and to support working capital.

Management Commentary

“We continue to strategically work though our robust acquisition pipeline, which has companies reflective of all three tiers of our previously disclosed acquisition strategy. This target is an extremely exciting opportunity for us to expand our operating scope to include patients with respiratory related needs in the long-term care setting, which we see as an area of significant growth for years to come. We would leverage our at home care model, which we feel is best in class into this new segment for us, and anticipate numerous cost and revenue synergies,” said Greg Crawford, Chairman and CEO of Quipt. “This acquisition target would add four new states to our operating footprint, and 165 respiratory therapists to enhance our clinical team even further, as well as add approximately $14 million to the top-line and $1 million in net income.”

Chief Financial Officer, Hardik Mehta added, “This target is a prime example of our diverse acquisition pipeline which consists of targets that focus on our core markets as well as ancillary opportunities that fit the existing platform we have built out. With the platform we have, we can execute and create value in a plethora of industry segments including the recently announced acquisition of a biomedical services business that serves a multitude of healthcare settings, and now serving patients with respiratory needs in the long-term care setting. We have significant momentum across the organization and look forward to sharing our progress as we move into 2022. As a reminder, our balance sheet remains very solid with substantial flexibility to allow us to continue to implement our corporate strategy without interruption. The LOI and the letter of intent announced on November 16, 2021, both are expected to be closed using cash on hand and existing debt facility.”

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility, and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

Reader Advisories

Readers are cautioned that the financial information regarding the target disclosed herein is unaudited and derived as a result of the Company’s due diligence, including a review of the target’s bank statements and tax returns.

There can be no assurance that any of the potential acquisitions in the Company’s pipeline or in negotiations will be completed as proposed or at all and no definitive agreements have been executed. Completion of any transaction will be subject to applicable director, shareholder and regulatory approvals.

Unless otherwise specified, all dollar amounts in this press release are expressed in U.S. dollars.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect", "outlook", and similar expressions as they relate to the Company, including: Quipt’s expectations of closing the acquisition; Quipt’s expectations for the results upon closing and integration, including cost reductions, synergies, and expanding Quipt’s reach; Quipt expecting to close the acquisition for cash at a reasonable multiple that would immediately be accretive to Quipt’s Adjusted EBITDA and net income; closing expected to occur within the next 90 days; the acquisition increasing Quipt’s annual revenues by approximately $14 million and $1 million in net income before synergies; leveraging existing infrastructure, Quipt expecting to achieve additional revenue generated from organic growth, cross selling, and corporate synergies; the Company’s guidance for fiscal Q1 2023; and the Company securing an increase in its debt facility; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: the acquisition targets achieving results at least as good as historical performances; the financial information regarding the target being verified when included in the Company’s consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada as set out in the CPA Canada Handbook – Accounting under Part I, which incorporates International Financial Reporting Standards as issued by the International Accounting Standards Board; the Company successfully identified, negotiating and completing additional acquisitions, including accretive acquisitions; the Company organically growing at a rate of 10% and completing acquisitions that add at least $45 million in new revenue in order to meet 2022 outlook; and the Company completing the negotiation and execution of agreements for the increase in its debt facility. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Non-GAAP Measures

This press release refers to “Adjusted EBITDA” which is a non-GAAP and non-IFRS financial measure that does not have a standardized meaning prescribed by GAAP or IFRS. The Company’s presentation of this financial measure may not be comparable to similarly titled measures used by other companies. This financial measure is intended to provide additional information to investors concerning the Company’s performance. Adjusted EBITDA is defined as EBITDA excluding stock-based compensation. Adjusted EBITDA is a Non-IFRS measure the Company uses as an indicator of financial health and excludes several items which may be useful in the consideration of the financial condition of the Company, as applicable, including interest expense, income taxes, depreciation, amortization, stock- based compensation, goodwill impairment and change in fair value of debentures and financial derivatives.

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com